Filed by TrustCo Bank Corp NY
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed  pursuant to Rule 14d-2
                                          of the Securities Exchange Act of 1934
         Subject Companies:  Cohoes Bancorp, Inc.(Commission File No. 000-25027)
                   and Hudson River Bancorp, Inc.(Commission File No. 000-24187)



TRUSTCO
Bank Corp NY                                          News Release
--------------------------------------------------------------------------------
192 Erie Boulevard, Schenectady, New York, 12305
(518) 377-3311   Fax: (518) 381-3668


Subsidiary:  Trustco Bank                                  NASDAQ -- TRST


           Contact:
                    William F. Terry
                    Senior Vice President and Secretary
                    518-381-3611


FOR IMMEDIATE RELEASE:

           TRUSTCO INCREASES OFFERS FOR COHOES AND HUDSON RIVER BANKS


Schenectady, New York - October 3, 2000



Robert A. McCormick, President and CEO of TrustCo Bank Corp NY (TrustCo) announced today that TrustCo had filed revised documents with the Securities and Exchange Commission regarding its proposals to acquire both Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. for combinations of stock and cash. The proposed offer for Cohoes totals $18.00, and consists of $7.20 in TructCo stock and $10.80 in cash. The Hudson River proposed offer amounts to $17.00, consisting of $6.80 in TrustCo shares plus $10.20 in cash. TrustCo has previously announced a slate of four candidates who will oppose the Cohoes management slate at the next Cohoes Bancorp, Inc annual meeting.

"Since the board and management groups from both Cohoes and Hudson River declined to enter meaningful discussions with us concerning a business combination, we will make our offers directly to the shareholder groups," said McCormick. "We believe that both of these banks are likely to be sold, and we"d like to merge them into TrustCo to retain control locally," continued McCormick. "Too many of our Capital Region banks are controlled by companies with out of area headquarters," McCormick said.

TrustCo's registration statements with respect to its exchange offers contain important information regarding the offers, including the conditions to those offers, and investors and security holders are advised to read the registration statements carefully. Investors and security holders may obtain free copies of the registration statements and other documents filed by TrustCo, Cohoes, and Hudson River with the SEC at the SEC's Internet site at , or from TrustCo. TrustCo has not yet commenced the proposed exchange offers, and the registration statements are not yet effective.

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TrustCo is a $2.4  billion  bank  holding  company,  and through its  subsidiary banks, Trustco Bank, N.A. and Trustco Savings Bank, operates 54 bank offices in Albany, Columbia, Greene, Montgomery, Rensselaer, Saratoga, Schenectady, Warren, and Washington counties. In addition, Trustco Bank, N.A. operates a full service Trust Department with $1.34 billion of assets under management. The common shares of TrustCo are traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol TRST.


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